SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28894; File No. 812-13643]

AdvisorOne Funds and CLS Investments, LLC; Notice of Application

August 31, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: The requested order would permit certain registered open-end management investment companies to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: AdvisorOne Funds (the "Trust") and CLS Investments, LLC (the "Adviser") (collectively, "Applicants").

Filing Dates: The application was filed on March 16, 2009, and amended on August 26, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 25, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reasons for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants, Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppauge,

New York 11788-0132.

For Further Information Contact: Barbara T. Heussler, Senior Counsel at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end

management investment company and currently consists of six separate funds: The Amerigo

Fund, Clermont Fund, Berolina Fund, Reservoir Fund, Descartes Fund, and Liahona Fund.[1]

Each Fund has its own investment objective, policies, and restrictions.

---

[1] Applicants also request relief with respect to future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser; (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (collectively, the "Funds" and each, a "Fund"). A Post-Effective Amendment to the Trust's registration statement relating to the CLS Risk-Managed Enhanced Income Fund, the CLS Fixed Income Fund and the CLS Concentrated Allocation Fund (the "New Funds") has been filed with the Commission and is not yet effective. The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

The Adviser, a limited liability company organized under the laws of the State of Nebraska, is an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser serves as the investment adviser of each Fund and will serve as the investment adviser of each of the New Funds. The Adviser's primary business activity is providing investment management services to the Funds pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement"). The Advisory Agreement was approved by the board of trustees of the Trust ("Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser (the "Independent Trustees") and, except with respect to the New Funds, was approved by the initial shareholder of each Fund. With respect to the New Funds, the Advisory Agreement will be approved by the initial shareholder of the Fund.

2.   Under the terms of the Advisory Agreement, the Adviser is responsible for formulating each Fund's investment program and for making day-to-day investment decisions and engaging in portfolio transactions. For the investment management services that it provides to each Fund, the Adviser receives the fee specified in the Advisory Agreement from each Fund based on the Fund's average daily net assets. The Advisory Agreement permits the Adviser to retain one or more unaffiliated subadvisers ("Subadvisers"), at the Adviser's own cost and expense, for the purpose of managing the investment of the assets of one or more Funds of the Trust. The Adviser intends to enter into subadvisory agreements with various Subadvisers ("Subadvisory Agreements") to provide investment advisory services to one or more of the

Funds.[2] Each Subadviser currently is or will be registered as an investment adviser under the

Advisers Act. The Adviser will monitor and evaluate each Subadviser's investment programs

and will recommend to the Board whether Subadvisory Agreements should be renewed,

modified or terminated. The Subadvisory Agreement with each Subadviser will be initially

approved by the Board, including a majority of the Independent Trustees. Each Subadviser will

have discretionary authority to invest that portion of a Fund's assets assigned to it. The Adviser

will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory

Agreement.

      3.   Applicants request an order to permit the Adviser, subject to Board approval, to

select certain Subadvisers to manage all or a portion of the assets of a Fund, pursuant to a

Subadvisory Agreement and enter into and materially amend Subadvisory Agreements without

shareholder approval (the "Manager of Managers Structure"). The Applicants will not enter into

a Subadvisory Agreement with any Subadviser that is an affiliated person, as defined in section

2(a)(3) of the Act, of the Trust, a Fund or of the Adviser, other than by reason of serving as

Subadviser to one or more Funds ("Affiliated Subadviser"), unless shareholder approval of the

Subadvisory Agreement with that Affiliated Subadviser is obtained. The requested relief will not

apply with respect to Affiliated Subadvisers.

Applicants' Legal Analysis:

      1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant to a

---

[2] Currently, the Reservoir Fund is sub-advised by Horizon Investment, LLC, a limited liability company organized under the laws of the State of North Carolina and registered an investment adviser under the Investment Advisers Act of 1940. The Reservoir Fund's Subadvisory Agreement received shareholder approval.

written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series company affected by a matter must approve such matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that their requested relief meets this standard.

3.   Applicants state that the shareholders expect the Adviser and the Board to select the Subadviser for a Fund that is best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants believe that permitting the Adviser to perform those duties for which shareholders of the Funds are paying the Adviser without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Applicants also note that the Advisory Agreement will remain fully subject to the shareholder approval requirements in section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised Fund to the public.

2.   The prospectus for each Fund relying on the order requested in this application will disclose the existence, substance, and effect of any order granted pursuant to this application. Each Fund relying on the order requested in this application will hold itself out to the public as utilizing the Managers of Managers Structure described in this application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.   Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, the Fund will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Boards will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund's assets, and, subject to review and approval by the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among one or more Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with the relevant Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary